September 16, 2020
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Alan Campbell
Mr. Christopher Edwards

Re: SYBLEU INC.

Registration Statement on Form S-1

Filed August 17, 2020

File No. 333-248059

Dear Mr. Campbell and Mr. Edwards

With regard to the comments of the Staff (the “Staff”) as set forth in its letter dated September 11,2020 (the “Comment Letter”) relating to the abovementioned Exchange Act filing made by SYBLEU INC. (The "Company").

Comment 1.

See Amended S-1 filed concurrently with this correspondence

Comments 2

See Amended S-1 filed concurrently with this correspondence

Comments 3

Both the prospectus cover page and summary have been updated as instructed

Comment 4

The following has been added to the Prospectus Summary section of the document:

“Cell Source Research, Inc. intends to explore business opportunities unrelated to the field of biotechnology and has determined it would be in the best interests of both Cell Source Research, Inc. as well as SYBLEU to effect this distribution in order to allow potential funding sources to focus separately on each business. “

Comment 5.

The following has been added to the Prospectus Summary section of the document:

“We currently have 9,418,000 shares of our common stock outstanding of which:

(a)                 9,353,000 common shares are owned by Cell Source Research, Inc.

(b)                40,000 common shares are owned by Dr. Stephen Hake, a member of our Scientific Advisory Board.

(c)                 25,000 common shares are owned by Dr. Jason Garber, a member of our Scientific Advisory Board.

Subsequent to this distribution Cell Source Research, Inc., Dr. Stephen Hake and Dr. Jason Garber shall remain shareholders of the Company. Subsequent to this distribution Cell Source Research, Inc. (which is controlled by our Chairman of the Board and Chief Executive Officer David Koos) will own 881 of our common shares, Dr. Stephen Hake will own 40,000 of our common shares and Dr. Jason Garber will own 25,000 of our common shares.”

Comment 6.

The following has been added to the Prospectus Summary section of the document:

“Under United States patent law, a provisional application is a legal document filed with the United States Patent and Trademark Office that establishes an early filing date but does not mature into an issued patent unless the applicant files a nonprovisional patent application within one year. It is the intent of the Company to file a nonprovisional patent application within one year of the original provisional patent application in order to claim the priority date of the previously filed provisional patent application.”

Comment 7.

The document has been revised to state that that there is no guarantee that the FDA will grant us an IND to commence a Phase I clinical trial or that we will be able to complete a successful Phase I clinical trial as well as to clarify that SYBLEU INC has no experience developing or commercializing pharmaceutical or biologic products.

Comment 8.

Photoceutical is now defined in the document as “the use of low level light therapeutics”.

Comment 9.

The document is revised as recommended

Comment 10

The disclosure has been revised to read:

“The Company has no experience developing or commercializing pharmaceutical or biologic products. Management of the Company has extremely limited experience in the development of pharmaceutical and biological products. David Koos, the Company’s Chairman and Chief Executive Officer, served as Chairman and Chief Executive Officer of Regen BioPharma, Inc., a biotechnology company, from inception (April 24,2012) to January 22, 2020. Regen BioPharma, Inc. conducted preclinical studies on various human therapies in development. On December 10 2015 Regen BioPharma, Inc. was informed by the FDA that Regen may initiate a Phase I clinical trial assessing HemaXellerate (a therapy under development by Regen at that time) in patients with drug-refractory aplastic anemia The Phase I clinical trial, which never commenced, was intended to determine safety and potential efficacy with the primary endpoints of safety and feasibility and secondary endpoints of efficacy as determined by patients having complete response, partial response or relapse. David Koos also served as Chairman and Chief Executive Officer of Zander Therapeutics, Inc. from inception (June 18, 2015) to January 22, 2020. Zander Therapeutics, Inc. was engaged in preclinical studies of veterinary therapies in development.

The Company estimates that it will require at least one year and $500,000 or more to complete preclinical studies, obtain patent protection from the United States Patent and Trademark Office, obtain FDA approval to initiate a Phase 1 clinical trial, and to complete a clinical trial. These estimates are derived from management’s prior experience and may be subject to revision based on a multitude of factors including, but not limited to, time required to retain a Contract Research Organization, preclinical experimentation results, and availability of capital. There can be no assurances that any of management’s estimates will prove to be accurate and the Company may expend significant additional amounts to complete the studies, successfully secure patent protection and otherwise secure FDA approval of if the Company is successful in all of these efforts, that it can do so at a cost and in a time frame that is reasonable in light of its current projections.”

Comment 11.

Risk Factor now reads as follows:

“NO APPROVAL HAS BEEN GRANTED BY THE FDA FOR THE MARKETING AND SALE OF THE CELL TRANSPLANT IP

“A Biologic License Application has not been submitted to the FDA. No approval has been granted by the FDA for the marketing and sale of the Cell Transplant IP. No product candidate utilizing the Cell Transplant IP has been identified nor have any preclinical studies been initiated. Both the identification of a product candidate as well as the completion of rigorous preclinical studies must be completed prior to the submission of a Biologic License Application to the FDA.”

Comment 12.

Technical terms now defined as instructed

Comment 13.

The disclosure has been revised to clarify that the basis of the stated claims are management’s belief and the studies that management took into consideration to arrive at such belief:

“The Company has not conducted any preclinical studies to provide evidence of the Company’s belief that the Cell Transplant IP provides a means to preactivate a cellular graft before implantation and that such preactivation would provide the benefits described above.

In arriving at the belief that the Cell Transplant IP provides a means to preactivate a cellular graft and that such preactivation would provide the benefits described above the Company took into consideration the following published studies :

“Low Level Laser Irradiation Precondition to Create Friendly Milieu of Infarcted Myocardium and Enhance Early Survival of Transplanted Bone Marrow Cells” Published in the Journal of Cellular and Molecular Medicine September 2009.

Study addressed: (1) whether low-level laser irradiation (LLLI) pre-treatment change the local cardiac micro-environment after myocardial infarction (MI) and (2) whether the LLLI preconditions enhance early cell survival and thus improve therapeutic angiogenesis and heart function. This study demonstrated that LLLI precondition significantly enhanced early cell survival rate of implanted bone marrow mesenchymal stem cells ( BMSCs) by 2-fold and decreased the apoptotic (cell self-destruction ) percentage of implanted BMSCs in infarcted myocardium and thus increased the number of newly formed capillaries. Mesenchymal stem cells (MSCs) are multipotent stem cells found in bone marrow that are important for making and repairing skeletal tissues, such as cartilage, bone and the fat found in bone marrow.

“In vitro effects of low-level laser irradiation for bone marrow mesenchymal stem cells: proliferation, growth factors secretion and myogenic differentiation.” Published December 2008 in Lasers in Surgery and Medicine.

This study concluded that LLLI stimulates proliferation, increases growth factors secretion and facilitates myogenic differentiation of BMSCs. Therefore, LLLI may provide a novel approach for the preconditioning of BMSCs in vitro prior to transplantation.

“Low-level laser irradiation (LLLI) promotes proliferation of mesenchymal and cardiac stem cells in culture” published in Lasers in Surgery and Medicine April 2007.”

Isolation of MSCs and CSCs was performed. The cells were cultured and laser irradiation was applied. The number of MSCs and CSCs up to 2 and 4 weeks respectively, post-LLLI demonstrated a significant increase in the laser-treated cultures as compared to the control. This study demonstrates the ability of LLLI to promote proliferation of MSCs and cardiac stem cells (CSCs) in vitro.”

Comment 14.

The document has been updated as instructed

“The Company has yet to determine whether it will attempt to develop such a “closed system” internally or attempt to in license such a system. Such determination is intended to occur upon consultation with a Contract Research Organization or other qualified expert. The Company has yet to retain a Contract Research Organization or consult with an expert qualified to advise the Company regarding medical devices.”

In addition, the document discusses FDA Regulation of Medical Devices both in Risk Factors (WE ARE SUBJECT TO NUMEROUS LAWS AND REGULATIONS, FAILURE TO COMPLY WITH THOSE LAWS AND REGULATIONS MAY ADVERSELY IMPACT OUR BUSINESS) and within the Business section of the document.

Comment 15.

The disclosure has been amended as follows:

“ On July 14,2020 we were assigned all right, title, and interest to intellectual property related to methods, devices, and techniques useful for enhancing function of a cellular graft through photoceutical manipulation. These rights were assigned to us by the Company’s Chief Executive Officer and Entest BioMedical, Inc., a California corporation controlled by the Company’s Chief Executive Officer. The aforementioned assignment constituted a contribution of intellectual property to the Company. There is no termination date of the assignment. No term or condition of the assignment would cause ownership of the intellectual property rights to revert back to David Koos and Entest BioMedical, Inc. No payment of any sort is required by to be made the Company to either David Koos or Entest BioMedical, Inc. pursuant to the assignment. The Company is not required to meet any particular benchmark or pay a royalty of any sort pursuant to this assignment. “

The Assignments have been included as Exhibits.

Comment 16.

A revised Legal Opinion has been included as an exhibit.

Comment 17.

Disclosure included in Risk Factors (WE DO NOT CURRENTLY INTEND TO REGISTER OUR COMMON SHARES UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 (“EXCHANGE ACT”). OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE EXCHANGE ACT MAY BE SUSPENDED AUTOMATICALLY IF WE HAVE FEWER THAN 300 HOLDERS OF RECORD ON THE FIRST DAY OF OUR FISCAL YEAR AFTER THE YEAR OF EFFECTIVENESS OF THE REGISTRATION STATEMENT FILED PURSUANT TO THE SECURITIES ACT OF 1933 OF WHICH THIS PROSPECTUS CONSTITUTES PART) and elsewhere in the document

Comment 18

No such communications exist.

.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman& CEO

Joseph G Vaini

Chief Financial Officer